VIA EDGAR

May 6, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    David Plattner

Tom Kluck

Re:                             Axcella Health Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-230822

Requested Date:                May 8, 2019

Requested Time:               4:00 p.m. Eastern Standard Time

Dear Mr. Plattner and Mr. Kluck:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and SVB Leerink LLC, as representatives of the several underwriters, hereby join Axcella Health Inc. in requesting that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 8, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Executive Director

SVB LEERINK LLC

By:	/s/ Stuart R. Nayman
Name: Stuart R. Nayman
Title: Managing Director